Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 16, 2021

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•	Artius Reminds Shareholders to Vote in Favor of Business Combination with Origin Materials https://www.originmaterials.com/press-releases/vote

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Artius Reminds Shareholders to Vote in Favor of Business Combination with Origin Materials

New York, NY – June 16, 2021 – Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ, AACQW), a publicly traded special purpose acquisition company, reminds its shareholders to vote in favor of the approval of Artius’ proposed business combination with Origin Materials (“Origin Materials”), the world’s leading carbon negative materials company, and the related proposals to be voted upon at Artius’ extraordinary general meeting on June 23, 2021.

The extraordinary general meeting of Artius shareholders to approve, among other things, the proposed business combination will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, located at One Liberty Plaza, New York, NY 10006 and in virtual format at https://www.cstproxy.com/artiusacquisition/sm2021 on June 23, 2021 at 10:00 a.m. Eastern Time. Artius shareholders of record as of the close of business on the record date of May 19, 2021 should submit their vote promptly and no later than 11:59 p.m. ET on June 22, 2021.

The proposed business combination is expected to close on or about June 24, 2021, subject to receipt of Artius shareholder approval and satisfaction of other customary closing conditions.

It remains important that all holders who owned Artius shares as of May 19, 2021 – even if they have since sold their shares – vote by the June 22, 2021 deadline to ensure the deal proceeds in a timely manner.

We recommend that you vote your shares online, though you may also vote by mail or telephone. More information on how to vote can be found at https://www.cstproxy.com/artiusacquisition/sm2021/ or, if you hold in street name, by following the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or e-mailed to you. If you did not receive or have misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote.

Holders of Artius shares who need assistance voting or have questions regarding the extraordinary general meeting may contact Artius’ proxy solicitor, Morrow Sodali, toll-free at (800) 662-5200 (banks and brokers can call 203-658-9400) or email Morrow Sodali at AACQ.info@investor.morrowsodali.com.

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational by the end of 2022 with a second commercial plant expected to be operational in 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius announced a definitive agreement for a business combination that is expected to result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named “Origin Materials, Inc.” and remain listed on the Nasdaq under the new ticker symbols “ORGN” and “ORGNW.” The transaction, together with anticipated financing and grants, is expected to fully fund Origin Materials until EBITDA positive, and allow Origin Materials to scale and commence commercial production to begin to meet signed customer offtake and capacity reservations of $1.9 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

About Artius Acquisition Inc.

Artius is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on March 9, 2021, which includes a proxy statement distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’ shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’

business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’ and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’ and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contact Information

Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

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